EXPENSE WAIVER AND
                             REIMBURSEMENT AGREEMENT

     THIS AGREEMENT is made as of the 1st day of August 2001, between The Jensen Portfolio, Inc., an Oregon corporation (the "Fund") and Jensen Investment Management, Inc., an Oregon corporation (the "Adviser").

     WHEREAS, the Adviser has entered into an Amended and Restated Investment Advisory Agreement with the Fund, dated as of August 1, 2001 pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of such Fund; and

     WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the total expenses of the Fund;

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Expense Waiver and Reimbursement by the Adviser. The Adviser agrees to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) associated with operating the Funds to the extent necessary to limit the annualized expenses of the Fund to 1.40% of the Fund's average daily net assets.

     2. Duty of Fund to Reimburse. Subject to approval by the Board of Directors of the Fund, the Fund agrees to reimburse the Adviser on a monthly basis such reduced or waived management fees, and any expenses borne pursuant to paragraph 1, in later periods; provided, however, that the Fund is not obligated to reimburse any such reduced or waived management fees, or expenses borne pursuant to paragraph 1, more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne. The Fund's Board of Directors shall review quarterly any reimbursement paid to the Adviser with respect to the Fund in such quarter.

     3. Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

     4. Duration and Termination. This Agreement shall be effective for the period from August 1, 2001 through July 31, 2002, and shall continue in effect from year to year thereafter upon mutual agreement of the Fund and the Adviser. This Agreement shall automatically terminate upon the termination of the Amended and Restated Investment Advisory Agreement between the Adviser and the Fund. Termination of this Agreement does not affect any obligations of reimbursement of the Fund under paragraph 2.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

THE JENSEN PORTFOLIO, INC.                  JENSEN INVESTMENT MANAGEMENT, INC.

By:                                         By:
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